PRICING SUPPLEMENT DATED OCTOBER 30, 2006 (To the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2599	Filed Pursuant to Rule 424(b)(3) File No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

C$600,000,000

Floating Rate Notes due November 9, 2009

(the “Notes”)

The Notes are part of a series of senior debt securities entitled “Medium-Term Notes, Series C” as more fully described in the accompanying prospectus (which term includes the accompanying MTN prospectus supplement, general prospectus supplement and prospectus). Information included in this pricing supplement supersedes information in the prospectus to the extent it is different from the information included in the prospectus.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “ML Canada” are to Merrill Lynch Canada Inc.

Investing in the Notes involves risks that are described in the “ Risk Factors” sections on page PS-4 of this pricing supplement and S-3 of the accompanying MTN prospectus supplement.

Aggregate Principal Amount	C$600,000,000.

Stated Maturity Date	November 9, 2009.

Issue Price	100% of the Aggregate Principal Amount.

Original Issue Date	November 9, 2006.

Interest Calculation Type	Regular Floating Rate Note.

Floating Interest Rate Basis	Canadian Deposit Offering Rate (“CDOR”) means a rate per annum equal to the average rate for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity, as defined below, (or a term as closely as possible comparable to such Designated Maturity) which appears on the Reuters Screen CDOR Page as of 10:00 a.m. Toronto time on an Interest Reset Date. If such rate does not appear on the Reuters Screen CDOR Page on such date, the rate for that date will be determined on the basis of the bid rates of three Schedule I banks (as such term is defined in the Bank Act (Canada)), chosen in the sole discretion of the Calculation Agent, for Canadian Dollar bankers’ acceptances for a period of the Designated Maturity (or a term as closely as possible comparable to such Designated Maturity) for settlement on that date and in an amount that is representative in Toronto, Ontario for a single transaction in bankers’ acceptances at that time accepted by such banks as of 10:00 a.m., Toronto time, on that date. If the second sentence of this definition is applicable, the Calculation Agent will request the principal Toronto office of each of the banks to provide it with a quotation of its rate. If at least two quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If only one quotation is provided as requested, the rate for that date will be the quoted rate. If CDOR cannot be determined for any date in the manner provided for in this definition, it shall be set for such date in such other manner or by reference to such other relevant display page as may be determined by the Calculation Agent, acting reasonably and in good faith. The Designated Maturity, as such term is used herein, shall be one (1) month.

Spread	+ 0.10%.

Initial Interest Rate	Determined as if the Original Issue Date were an Interest Reset Date.

Maximum Interest Rate	Not Applicable.

Minimum Interest Rate	For any Interest Period, 0.00%.

Interest Payment Dates	Monthly, on the 9th day of each month, commencing December 9, 2006. If any Interest Payment Date falls on a day that is not a Business Day (other than an Interest Payment Date falling on the Stated Maturity Date), then payment will be made on the immediately succeeding Business Day and interest will accrue up to and excluding such date.

Interest Reset Dates	Monthly, as of the 9th day of each month commencing December 9, 2006, or if such date is not a Business Day, the immediately succeeding Business Day.

Interest Period	An “Interest Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date. Interest will accrue during each such Interest Period at the CDOR determined on the relevant Interest Reset Date, plus the spread as set forth above. At the end of each Interest Period all interest accrued during such period will be paid on the applicable Interest Payment Date.

Day Count Convention	Actual/365.

Payment at Stated Maturity	The principal amount of each Note in Canadian Dollars plus any accrued and unpaid interest in Canadian Dollars up to but excluding the Stated Maturity Date. If the Stated Maturity Date falls on a date that is not a Business Day, the principal amount and interest due on each Note shall be paid on the immediately succeeding Business Day and interest shall accrue up to and excluding such date.

Business Day	“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in Toronto, Ontario and The City of New York are authorized or obligated by law, regulation or executive order to close.

CUSIP Number	5901886W3

ISIN	CA5901886W33

Common Code	027462553

Form of Notes	The Notes will be issued in the form of global certificates which will be held by The Canadian Depository for Securities Limited, also known as CDS, or its nominee. Except in certain limited circumstances, you will not be entitled to receive certificates evidencing the Notes in certificated form.

Denominations	We will issue and sell the Notes in minimum denominations of C$100,000 and integral multiples of C$1,000 in excess thereof.

Trustee	The Bank of New York.

Calculation Agent

Merrill Lynch Capital Services, Inc. (“MLCS”)

All determinations made by the Calculation Agent, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upwards.

Proceeds to ML&Co	99.75% of the Aggregate Principal Amount.

Underwriters	Merrill Lynch Canada Inc. (“ML Canada”) National Bank Financial Inc. RBC Dominion Securities Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. Desjardins Securities Inc. TD Securities Inc.

Underwriting Discount	See “Plan of Distribution” in this pricing supplement.

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying MTN prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

The value of the Canadian Dollar is affected by many complex factors

The purchase price for the Notes will be payable in Canadian dollars, and you will receive all payments of interest and the principal amount due at maturity in Canadian Dollars as well. In connection with the purchase of the Notes by an investor whose functional currency is other than Canadian dollars, such investor should make an appropriate investigation of the foreign exchange markets and understand the risks related to an investment in the Notes, the value of which may be affected by movements in the foreign exchange markets.

A trading market for the Notes may not develop

The Notes will not be listed on any securities exchange and a trading market for the Notes may not develop. Although our affiliate ML Canada has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. A limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Potential conflicts of interest could arise

Our subsidiary, MLCS, is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in determining the current value of the CDOR. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

You may not be able to effect service of process or enforce judgments obtained against us in Canada

We are incorporated under the laws of Delaware, and reside, and our principal assets are located, in the United States. It may not be possible therefore for you to effect service of process within Canada upon us in respect of actions under the Notes. Although we have appointed ML Canada as our agent for service of process for certain securities law purposes in each of the provinces and territories of Canada, it may not be possible for you to collect from us judgments obtained in Canadian courts. Judgments against us may therefore have to be enforced in the United States and may be subject to additional defences as a result. In addition, all of our directors and officers reside outside Canada and most of their assets are located outside Canada. It may not be possible therefore for you to effect service of process within Canada upon our directors and officers or to collect from them judgments obtained in Canadian courts.

UNITED STATES FEDERAL INCOME TAXATION

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates (possibly with retroactive effect), or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding the Notes in a tax-deferred or tax-advantaged account, dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States Dollar. It also does not deal with holders other than original purchasers, except where otherwise specifically noted. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes:

(1)	a citizen or resident of the United States,

(2)	a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

(3)	an estate the income of which is subject to United States federal income tax regardless of its source,

(4)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

(5)	any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

The rules applicable to the taxation of foreign currency notes are complex and prospective investors in the Notes should consult their own tax advisors regarding the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

U.S. Holders

Payments of Interest. Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

A U.S. Holder who uses the cash method of accounting and who receives an interest payment in Canadian Dollars with respect to a Note (or who receives proceeds from a sale, exchange or other disposition of a Note attributable to accrued interest) will be required to include in income the United States Dollar value of the

Canadian Dollar payment (determined based on a spot rate on the date the payment is received) regardless of whether the payment is in fact converted to United States Dollars at that time, and this United States Dollar value will be the U.S. Holder’s tax basis in the Canadian Dollars so received.

A U.S. Holder who is an accrual method taxpayer will be required to include in income the United States Dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The United States Dollar value of the accrued interest income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The U.S. Holder will recognize exchange income or loss, which will constitute ordinary income or loss, with respect to accrued interest income on the date the interest payment or proceeds from the sale, exchange or other disposition of a Note attributable to accrued interest is actually received. The amount of such income or loss recognized will equal the difference between the United States Dollar value of the Canadian Dollar amount received (determined based on a spot rate on the date the payment is received) in respect of the accrual period and the United States Dollar value of interest income that has accrued during the accrual period (as determined above). A U.S. Holder may elect to translate interest income into United States Dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within 5 business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the “IRS”).

Disposition of a Note. Except as discussed above, upon the sale, exchange or other disposition of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as such) and the U.S. Holder’s adjusted tax basis in the Note. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale, exchange or other disposition. The deductibility of capital losses is subject to certain limitations.

A U.S. Holder’s adjusted tax basis in a Note generally will be the United States Dollar value of the Canadian Dollar amount paid for such Note determined on the date of purchase. A U.S. Holder who purchases a Note with previously owned Canadian Dollars will recognize ordinary income or loss in a amount equal to the difference, if any, between such U.S. Holder’s tax basis in the Canadian Dollars and the United States Dollar fair market value of the Note on the date of purchase.

Gain or loss realized upon the sale, exchange or disposition of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates (i.e., foreign currency exchange gain or loss) will equal the difference between (i) the United States Dollar value of the Canadian Dollar principal amount of the Note, determined on the date the payment is received or the Note is disposed of, and (ii) the United States Dollar value of the Canadian Dollar principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on the Notes described above. The exchange gain or loss will be recognized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of the Notes.

A U.S. Holder will have a tax basis in any Canadian Dollars received on the sale, exchange or other disposition of a Note equal to the United States Dollar value of the Canadian Dollars, at the time of the sale, exchange or other disposition. A cash method taxpayer who buys or sells a Note is required to translate units of Canadian Dollars paid or received into United States Dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement of the purchase or sale. An accrual taxpayer may elect the same treatment for all purchases and sales of foreign currency obligations. This election can not be changed without the consent of the IRS. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Canadian Dollars (including its exchange for United States Dollars or its use to purchase Notes) will be ordinary income or loss.

Tax Return Disclosure Regulations

Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Internal Revenue Code of 1986, as amended (the “Code”) in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as any foreign currency exchange loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Non-U.S. Holders

A non-U.S. Holder who is an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding Notes on its own behalf will not be subject to United States federal income taxes on payments of principal or interest on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the Note,

•	certifies that such owner is not a U.S. Holder, and

•	provides the beneficial owner’s name and address of the beneficial owner’s permanent residence.

A “Withholding Agent” is any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding. Generally, the aforementioned statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of a change in circumstances that makes any information on the W-8BEN incorrect and must furnish a new W-8BEN. A holder of a Note which is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of Notes held by a foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in a Note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder provides to the Withholding Agent an IRS Form W-8ECI.

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner’s W-8BEN (or substitute form).

Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information, such as the registered owner’s taxpayer identification number, in the required manner.

Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either:

•	the broker determines that the seller is a corporation or other exempt recipient or

•	the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

•	the broker determines that the seller is an exempt recipient or

•	the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner’s non-U.S. status would normally be made on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

DEPOSITORY

Book-Entry Only

Upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global certificates (“Global Certificates”). Each Global Certificate will be held by, or on behalf of CDS or such other entity designated in writing by ML&Co. to act as depository. The Global Certificates will be registered in the name of CDS or its nominee. Except as described under “— Exchange for Notes in Certificated Form” in this pricing supplement, no Global Certificate may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository, or another nominee of the depository, or by the depository or any such nominee to a successor of the depository, or a nominee of the successor. Ownership of the Notes will be constituted through beneficial interests in the Global Certificates, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the depository, acting on behalf of the beneficial owners of these Notes.

Purchasers of the Notes must hold their positions in the Notes through CDS, or Euroclear or Clearstream, Luxembourg. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customer’s securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian chartered bank, which in turn will hold such interests in customer’s securities accounts in the names of the Canadian subcustodians on the books of CDS.

CDS Procedures

The following is based on information provided by CDS:

Upon the issuance by ML&Co. of Notes represented by Global Certificates, the depository will credit the respective principal amount of the Notes represented by such Global Certificates to the accounts of its participants. Ownership of beneficial interests in a Global Certificate will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Notes represented by Global Certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through these participants (with respect to persons other than participants in the depository). So long as CDS or its nominee is the registered owner of the Global Certificates, CDS or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by these Global Certificates. Except as provided below, owners of beneficial interests in Notes represented by these Global Certificates will not be entitled to have Notes represented by these Global Certificates registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the registered owners or holders thereof.

Accordingly, each person owning a beneficial interest in a Global Certificate must rely on the procedures of the depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under a Global Certificate. ML&Co. understands that under existing policies of the depository and industry practices, if ML&Co. requests any action of holders or if an owner of a beneficial interest in a Global Certificate desires to give any notice or take any action which a holder is entitled to give or take under a Global Certificate, the depository would authorize the participants holding the relevant beneficial interests to give that notice or take that action. Any beneficial owner that is not a participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a participant to give that notice or take that action.

Payments of the interest on each Interest Payment Date and the principal due on the Stated Maturity Date on the Notes represented by a Global Certificate registered in the name of the depository or its nominee will be made by ML&Co. (or a paying agent, if specified by ML&Co.) to the depository or its nominee, as the case may be, as the registered owner of the Global Certificates. None of ML&Co., the paying agent (if any) or any other agent of ML&Co. will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Certificate or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. Except in the circumstance described in the following paragraph, ML&Co. expects that the depository or its nominee, upon receipt of any payment of the principal amount on a

Global Certificate will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in the principal amount of beneficial interests in such Global Certificate as shown on the records of the depository. ML&Co. also expects that payments by participants to owners of beneficial interests in a Global Certificate will be governed by standing customer instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of those participants.

Exchange for Notes in Certificated Form

If an Event of Default has occurred (as described under the section entitled “Description of Debt Securities—Events of Default” in the accompanying general prospectus supplement) or CDS is at any time unwilling or unable to continue as depository for the Notes or ceases to be a recognized clearing agency under the Securities Act (Ontario) or other applicable Canadian securities legislation and a successor depository is not appointed by ML&Co. within 60 days, ML&Co. will issue certificated Notes in exchange for all outstanding Global Certificates. In addition, ML&Co. may at any time determine not to have Notes represented by Global Certificates and, in that event, will issue certificated Notes in exchange for all Global Certificates. In either instance, an owner of a beneficial interest in a Global Certificate will be entitled to have certificated Notes registered in its name and will be entitled to physical delivery of those certificated Notes. Those certificated Notes will be registered in such name or names as the depository will instruct ML&Co. or its paying agent. It is expected that those instructions may be based upon directions received by the depository from participants with respect to beneficial interests in those Global Certificates. No service charge will be made for any transfer or exchange of certificated Notes, but ML&Co. may require payment of a sum sufficient from the beneficial owner to cover any tax or other governmental charge payable in connection therewith.

CDS

CDS was incorporated in 1970 and is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants include banks, investment dealers and trust companies and may include the Underwriters and some of the selling agents. Access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS participant. Transfers of ownership and other interests, including cash distributions, in securities held by CDS may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal stock exchanges and also clears a substantial volume of “over the counter” trading in equities and bonds.

PLAN OF DISTRIBUTION

ML Canada and the Underwriters set forth in this pricing supplement are acting as principals in this transaction. ML Canada is acting as the Lead Underwriter. Pursuant to an agreement, dated October 30, 2006, (the “Agreement”), between ML&Co. and the Underwriters, the Underwriters have agreed to offer the Notes for sale in Canada. Each Underwriter has severally but not jointly agreed to purchase the principal amount of Notes set forth opposite its name below and each Underwriter will receive an Underwriting Discount equal to 0.25% of such principal amount.

Underwriters	Principal Amount of Notes
Merrill Lynch Canada Inc.	$450,000,000
National Bank Financial Inc.	$ 45,000,000
RBC Dominion Securities Inc.	$ 45,000,000
BMO Nesbitt Burns Inc.	$ 15,000,000
CIBC World Markets Inc.	$ 15,000,000
Desjardins Securities Inc.	$ 15,000,000
TD Securities Inc.	$ 15,000,000

Total	$600,000,000

Under the terms of the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to take and pay for all the Notes, if any are taken. The Underwriters have advised ML&Co. that they proposed initially to offer all or part of the Notes directly to the public at the Issue Price set forth above. After the initial public offering, the Issue Price may be changed. ML&Co. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial securities legislation and the Securities Act of 1933, as amended.

In connection with this offering, ML Canada currently intends to buy and sell the Notes to create a securities market for the holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, ML Canada will not be obligated to engage in any of those market activities or continue them once it has started. Neither ML&Co. nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the Underwriters make any representation that the Underwriters will engage in any of those transactions or that those transactions, once commenced, will not be discontinued without notice.

ML Canada was involved in the decision to distribute Notes hereunder. ML Canada is an in direct wholly-owned subsidiary of ML&Co. Consequently, ML&Co. is a “related issuer” and is also a “connected issuer” of ML Canada within the meaning of the securities legislation of each of the provinces of Canada in connection with the offering of Notes under this pricing supplement and accompanying prospectus supplement, general prospectus supplement and prospectus.